UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 27, 2024, RELIEF THERAPEUTICS Holding SA (the “Company”) held its Annual General Meeting of Stockholders (“AGM”). The final results of the agenda items submitted to a vote of the shareholders is as follows:

Agenda Item 1: Annual Report and Financial Statements for the Year 2023

The AGM approved the 2023 annual report and financial statements.

Agenda Item 2: Appropriation of Results

The AGM approved carrying forward the loss for the financial year 2023.

Agenda Item 3: Discharge of the Board of Directors and the Executive Committee

The AGM did not grant discharge to the board of directors and the executive committee for the financial year 2023. While the extraordinary general meeting earlier this year granted such discharge for that period, the Company acknowledges this outcome and will continue to engage with shareholders to address their concerns.

Agenda Item 4: Compensation of the members of the Board of Directors and of the Executive Committee

The AGM approved the proposed maximum total amounts for compensation of the board of directors for the period from this AGM 2024 until the AGM 2025, and of the executive committee for the financial year 2025. The AGM also approved, on a consultive basis, the 2023 compensation report.

Agenda Item 5: Elections

Agenda Item 5.1: Members of the Board of Directors

The AGM re-elected Dr. Raghuram Selvaraju, Mr. Peter de Svastich, Mr. Gregory Van Beek, and Mr. Thomas Elzinga to the board of directors. As previously announced, Ms. Michelle Lock did not stand for re-election, ending her service on the board of directors on the date of the AGM.

Agenda Item 5.2: Chairman of the Board of Directors

The AGM approved the re-election of the chairman of the board of directors, Dr. Raghuram Selvaraju.

Agenda Item 5.3: Nomination and Compensation Committee

The AGM approved the election of Mr. Peter de Svastich and the re-election of Dr. Raghuram Selvaraju as members of the nomination and compensation committee.

Agenda Item 5.4: Independent Voting Rights Representative

The AGM approved the re-election of the independent proxy, Mr. Thomas Hua.

Agenda Item 5.5: Auditors

The AGM approved the re-election of the statutory auditor, MAZARS SA.

On June 27, 2024, the Company issued a press release entitled “RELIEF THERAPEUTICS Holding SA Announces Results of Annual General Meeting of Shareholders”, which press release is attached to this Form 6-K as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated June 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jeremy Meinen

Jeremy Meinen

Authorized Signatory

Dated: June 28, 2024